UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Array Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04271T100

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Anthony F. Vernace

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS BCP Helios Aggregator L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,077,795
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,077,795
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,077,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS BCP 8/BEP 3 Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,077,795
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,077,795
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,077,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,077,795
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,077,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,077,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone EMA III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,077,795
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,077,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,077,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,077,795
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,077,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,077,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS BMA VIII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,077,795
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,077,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,077,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS BEFIP III – ESC Helios Holdco L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,970
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership III – ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,970
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS BEP III Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,970
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,098,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,098,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,098,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,098,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,098,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,098,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04271T100

association

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,098,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,098,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,098,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,098,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,098,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,098,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 04271T100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,098,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,098,765
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,098,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Array Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3901 Midway Place NE, Albuquerque, New Mexico 87109.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) BCP Helios Aggregator L.P., a Delaware limited partnership, (ii) BCP 8/BEP 3 Holdings Manager L.L.C., a Delaware limited liability company, (iii) Blackstone Energy Management Associates III L.P., a Delaware limited partnership, (iv) Blackstone EMA III L.L.C., a Delaware limited liability company, (v) Blackstone Management Associates VIII L.P., a Delaware limited partnership, (vi) BMA VIII L.L.C., a Delaware limited liability company, (vii) BEFIP III – ESC Helios Holdco L.P., a Delaware limited partnership, (viii) Blackstone Energy Family Investment Partnership III - ESC L.P., a Delaware limited partnership, (ix) BEP III Side-by-Side GP L.L.C., a Delaware limited liability company, (x) Blackstone Holdings II L.P., a Delaware limited partnership, (xi) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xii) Blackstone Inc., a Delaware corporation (“Blackstone”) and (xiii) Blackstone Group Management L.L.C., a Delaware limited liability company; and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of BCP Helios Aggregator L.P. and BEFIP III – ESC Helios Holdco L.P. is investing in securities.

The principal business of BCP 8/BEP 3 Holdings Manager L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of BCP Helios Aggregator L.P. The principal business of each of Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of BCP 8/BEP 3 Holdings Manager L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone EMA III L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Energy Management Associates III L.P. and other affiliated Blackstone entities. The principal business of BMA VIII L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Management Associates VIII L.P. and other affiliated Blackstone entities. The principal business of Blackstone Energy Family Investment Partnership III - ESC L.P. is performing the functions of, and serving as, a general partner (or similar position) of BEFIP III – ESC Helios Holdco L.P. and other affiliated Blackstone entities. The principal business of BEP III Side-by-Side GP L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Energy Family Investment Partnership III - ESC L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member or sole member (or similar position) of and member or equity holder in Blackstone EMA III L.L.C., BMA VIII L.L.C. and BEP III Side-by-Side GP L.L.C. and other affiliated Blackstone entities The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C. and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On August 10, 2021, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with BCP Helios Aggregator L.P., a Delaware limited partnership and investment vehicle of funds affiliated with Blackstone. Pursuant to the Securities Purchase Agreement, on August 11, 2021 (the “Initial Closing”), the Issuer issued and sold to BCP Helios Aggregator L.P. and BEFIP III – ESC Helios Holdco L.P., which assumed a portion of BCP Helios Aggregator L.P.’s obligations thereunder (together with BCP Helios Aggregator L.P., the “Purchaser”), 350,000 shares of a newly designated Series A Perpetual Preferred Stock of the Issuer, par value $0.001 per share (the “Series A Perpetual Preferred Stock”), having the powers, designations, preferences, and other rights set forth in the Certificate of Designations (as defined below), and 7,098,765 shares of the Issuer’s Common Stock for an aggregate purchase price of $346 million. Further, pursuant to the Securities Purchase Agreement, and subject to the terms and conditions set forth therein, including the expiry or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Issuer has agreed to issue and sell to the Purchaser 776,235 shares of Common Stock for an aggregate purchase price of $776.

Additional Closings

Pursuant to the Securities Purchase Agreement, until June 30, 2023, the Issuer, subject to the terms and conditions set forth therein, shall have the option to require the Purchaser to purchase, in the aggregate, in one or more additional closings (the “Additional Closings”), up to 150,000 shares (the “Delayed Draw Commitment”) of the Series A Perpetual Preferred Stock and up to 3,375,000 shares of Common Stock (or up to 6,100,000 shares of Common Stock in the event of certain price-related adjustments) (subject to certain equitable adjustments pursuant to any stock dividend, stock split, stock combination, reclassification or similar transaction) for an aggregate purchase price up to $148 million. In connection with the Delayed Draw Commitment, the Issuer has agreed to pay the Purchasers a commitment fee on the Delayed Draw Commitment amount from the date beginning six months after the Initial Closing through the period ending June 30, 2023.

The payment of the aggregate purchase price by the Purchaser described above was funded by capital contributions by the Purchaser’s partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-

holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Bilal Khan, an employee of Blackstone or one of its affiliates serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, pursuant to the terms of the Securities Purchase Agreement, the Reporting Persons are entitled to designate three non-voting observers to attend meetings of the Board.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 134,093,232 shares of Common Stock outstanding as of immediately following the Initial Closing, based on the 126,994,467 shares of Common Stock outstanding as of August 6, 2021, as provided by the Issuer, plus the additional 7,098,765 shares of Common Stock issued in connection with the Initial Closing.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (x) BCP Helios Aggregator L.P. directly holds 7,077,795 shares of Common Stock, and (y) BEFIP III – ESC Helios Holdco L.P. directly holds 20,970 shares of Common Stock. The beneficial ownership reported herein does not include any additional shares which may be acquired in the future by the Reporting Persons pursuant to the Securities Purchase Agreement.

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of BCP Helios Aggregator L.P. Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Energy Family Investment Partnership III - ESC L.P. is the general partner of BEFIP III – ESC Helios Holdco L.P. BEP III Side-by-Side GP L.L.C. is the general partner of Blackstone Energy Family Investment Partnership III - ESC L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. and the sole member of BEP III Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Designation of Series A Preferred Stock

Each share of Series A Perpetual Preferred Stock has the powers, designations, preferences, and other rights of the shares of such series as are set forth in the Certificate of Designations of the Series A Perpetual Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on August 11, 2021 (the “Certificate of Designations”).

Dividends

On or prior to the fifth anniversary of the Initial Closing, the Issuer may pay dividends on the Series A Perpetual Preferred Stock either in cash at the then-applicable Cash Regular Dividend Rate, through accrual to the Liquidation Preference at the Accrued Regular Dividend Rate (“Permitted Accrued Dividends”) or a combination thereof.

Following the fifth anniversary of the Initial Closing, dividends shall be payable only in cash. To the extent the Issuer does not declare such dividends and pay in cash following the fifth anniversary of the Initial Closing, such dividends shall accrue to the Liquidation Preference (“Default Accrued Dividends”, and together with Permitted Accrued Dividends, “Accrued Dividends”) at the then-applicable Cash Regular Dividend Rate plus 200 basis points. In the event there are Default Accrued Dividends outstanding for six consecutive quarters, the Issuer, at the option of the holder of Series A Perpetual Preferred Stock (each, a “Holder”), will pay 100% of the amount of Default Accrued Dividends by delivering to the Holder a number of shares of Common Stock equal to the quotient of (i) the amount of Default Accrued Dividends) divided by (ii) 95% of the 30-day VWAP of the Common Stock (“Non-Cash Dividend”).

As used herein, “Cash Regular Dividend Rate” with respect to the Series A Perpetual Preferred Stock means (i) initially, 5.75% per annum on the Liquidation Preference, and (ii) increased by (a) 50 basis points on each of the fifth, sixth and seventh anniversaries of the Initial Closing and (b) 100 basis points on each of the eighth, ninth and tenth anniversaries of the Initial Closing. The “Accrued Regular Dividend Rate” with respect to the Series A Perpetual Preferred Stock means 6.25% per annum on the Liquidation Preference.

Ranking and Liquidation Preference

The Series A Perpetual Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer (a “Liquidation”). Upon a Liquidation, each share of Series A Perpetual Preferred Stock would be entitled to receive an amount per share (the “Liquidation, Redemption or Repurchase Amount”) equal to the greater of (i) the Liquidation Preference of such share, plus all accrued and unpaid dividends (including any Accrued Dividends) thereon and (ii) an amount in cash equal to the sum of (a) 130.0% of the Initial Liquidation Preference of such share, minus (b) the cumulative amount of cash dividends paid in respect of such share prior to such payment. As used herein, “Liquidation Preference” means, with respect to any share of the Series A Perpetual Preferred Stock, the initial liquidation preference of $1,000 per share (the “Initial Liquidation Preference”) plus any Accrued Dividends of such share as of the time of determination.

Redemption Rights

The Issuer may redeem all or any portion of the Series A Perpetual Preferred Stock (in increments of not less than $200 million based on the Liquidation Preference of such shares of Series A Perpetual Preferred Stock to be redeemed at such time (or such lesser amount to the extent the Issuer chooses to redeem all of the outstanding shares of Series A Perpetual Preferred Stock)) for an amount in cash equal to the Liquidation, Redemption or Repurchase Amount. Upon a “Fundamental Change” (involving a change of control, bankruptcy, insolvency or liquidation of the Issuer as further described in the Certificate of Designations), each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Series A Perpetual Preferred Stock for an amount in cash equal to the Liquidation, Redemption or Repurchase Amount.

Voting and Consent Rights

Each Holder of Series A Perpetual Preferred Stock will have one vote per share on any matter on which Holders of Series A Perpetual Preferred Stock are entitled to vote separately as a class (as described below), whether at a meeting or by written consent. The Holders of shares of Series A Perpetual Preferred Stock do not otherwise have any voting rights. The consent of the Holders of a majority of the outstanding shares of Series A Perpetual Preferred Stock will be required for so long as the Threshold Amount remains outstanding for (i) amendments to the Issuer’s organizational documents that have an adverse effect on the holders of Series A Perpetual Preferred Stock, (ii) issuances by the Issuer of securities that are senior to, or equal in priority with, the Series A Perpetual Preferred Stock, (iii) entrance into, or amendments to, transactions with affiliates of the Issuer, (iv) incurrence by the Issuer of indebtedness, unless the Consolidated Total Leverage Ratio (as defined in the Certificate of Designations) would not exceed 8.5-to-1 after giving effect to such incurrence (other than drawdowns by the Issuer under the Issuer’s current revolving credit facility) or (v) any payment of dividends or making of distributions on equity securities of the Issuer ranking junior to the Series A Perpetual Preferred Stock or redemptions, purchases or direct or indirect acquisitions of such equity securities ranking junior to or parity with the Series A Perpetual Preferred Stock by the Issuer, unless the Consolidated Total Leverage Ratio (as defined in the Certificate of Designations) would not exceed 8.5-to-1 after giving effect to such dividends, distributions, redemptions, purchases or acquisitions.

Purchaser Governance Rights

Pursuant to the Securities Purchase Agreement, the Purchaser is entitled to designate one representative to be appointed to the Board and to appoint three non-voting observers to the Board, in each case until such time as the Purchaser and its Permitted Transferees (as defined in the Securities Purchase Agreement) no longer beneficially own shares of the Series A Perpetual Preferred Stock with at least $100 million aggregate Liquidation Preference (as defined below) (the “Threshold Amount”).

Registration Rights Agreement

In connection with the Securities Purchase Agreement, on August 10, 2021, the Issuer and the Purchaser entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer granted the Purchaser certain customary registration rights with respect to Common Stock purchased pursuant to the Securities Purchase Agreement and the Non-Cash Dividend pursuant to the Certificate of Designations, including customary shelf registration rights and “piggyback” registration rights.

The description of the Certificate of Designations, Registration Rights Agreement and Securities Purchase Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of August 20, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B	Securities Purchase Agreement, dated August 10, 2021, by and between the Issuer and BCP Helios Aggregator L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2021).

Exhibit C	Registration Rights Agreement, dated August 10, 2021, by and between the Issuer and BCP Helios Aggregator L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 11, 2021).

Exhibit D	Certificate of Designations (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2021

BCP HELIOS AGGREGATOR L.P.
By: BCP 8/BEP 3 Holdings Manager L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BCP 8/BEP 3 HOLDINGS MANAGER L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VIII L.P.
By: BMA VIII L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VIII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES III L.P.
By: Blackstone EMA III L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone EMA III L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BEFIP III – ESC HELIOS HOLDCO L.P.
By: Blackstone Energy Family Investment Partnership III – ESC L.P., its general partner
By: BEP III Side-by-Side GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Energy Family Investment Partnership III – ESC L.P.
By: BEP III Side-by-Side GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BEP III SIDE-BY-SIDE GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Array Technologies, Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D and the below, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock.